Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Phunware, Inc. on Form S-8 of our report dated March 19, 2019, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the consolidated financial statements and related consolidated statement of operations and comprehensive loss, statement of changes in convertible preferred stock and stockholder’s equity and cash flows of Phunware, Inc., as of December 31, 2018 and for each of the two years in the period ended December 31, 2018 and 2017, which report appears in the Annual Report on Form 10-K of Phunware, Inc., for the year ended December 31, 2018.

/s/ Marcum llp

Marcum llp

New York, NY

April 29, 2019